Issuer Free Writing Prospectus dated February 6, 2008 to

Preliminary Prospectus dated February 5, 2008

Registration Statement No. 333-146977

Filed Pursuant to Rule 433

RadiSys Corporation

$50,000,000

aggregate principal amount of its

2.75% Convertible Senior Notes due 2013

This term sheet relates only to the securities described below and should be read together with the preliminary prospectus supplement dated February 5, 2008 (including the documents incorporated by reference therein) relating to the securities before making a decision in connection with an investment in the securities. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

General

Issuer:	RadiSys Corporation

Ticker/Exchange:	RSYS / The Nasdaq Global Select Market

Last reported sale price of RSYS common stock:	$10.26 (February 6, 2008)

2.75% Convertible Senior Notes due 2013

Aggregate principal amount offered:	$50.0 million

Over-allotment option:	$5.0 million

Issue price:	100%

Underwriting discount:	3.50%

Selling concession	2.10%

Estimated offering expenses:	$551,000

Annual interest rate:	2.75% per year, accruing from February 12, 2008

Maturity date:	February 15, 2013

Interest payment dates:	February 15 and August 15 of each year, beginning August 15, 2008

Record dates:	February 1 and August 1 of each year

Conversion premium:	Approximately 27.0% over the last reported sale price on The Nasdaq Global Select Market on February 6, 2008

Initial conversion price:	Approximately $13.03 per share of common stock

Initial conversion rate:	76.7448 shares of common stock per $1,000 principal amount of notes (subject to adjustment)

CUSIP:	750459 AE9

ISIN:	US750459AE91

Adjustment to conversion rate upon make-whole fundamental change:	Holders who convert their notes in connection with a make-whole fundamental change are entitled to a make-whole premium in the form of an increase in the conversion rate for notes surrendered for conversion in connection with such fundamental change. The following table sets forth the stock price, adjustment date and number of additional shares to be added to the conversion rate per $1,000 principal amount of the notes.

	Adjustment Date
Stock Price	February 7, 2008	February 15, 2009	February 15, 2010	February 15, 2011	February 15, 2012	February 15, 2013

$10.26	20.7211	20.7211	20.7211	20.7211	20.7211	20.7211
$11.00	17.9384	17.8605	17.5764	16.8785	15.3349	14.0283
$13.00	12.6030	12.1217	11.3381	10.0107	7.5697	1.0615
$15.00	9.2611	8.6259	7.6777	6.2060	3.7487	0.0000
$17.00	7.0556	6.3894	5.4379	4.0453	1.9343	0.0000
$19.00	5.5348	4.8957	4.0120	2.7816	1.0863	0.0000
$21.00	4.4460	3.8587	3.0686	2.0160	0.6860	0.0000
$23.00	3.6403	3.1132	2.4205	1.5328	0.4885	0.0000
$25.00	3.0271	2.5600	1.9587	1.2135	0.3822	0.0000
$30.00	2.0044	1.6674	1.2511	0.7658	0.2550	0.0000
$35.00	1.3873	1.1462	0.8570	0.5314	0.1866	0.0000
$40.00	0.9818	0.8087	0.6053	0.3808	0.1378	0.0000
$45.00	0.6998	0.5749	0.4303	0.2728	0.1001	0.0000
$50.00	0.4963	0.4059	0.3024	0.1913	0.0699	0.0000
$55.00	0.3462	0.2809	0.2068	0.1287	0.0452	0.0000
$60.00	0.2344	0.1875	0.1348	0.0805	0.0247	0.0000
$65.00	0.1507	0.1175	0.0804	0.0435	0.0081	0.0000
$70.00	0.0882	0.0653	0.0399	0.0162	0.0000	0.0000
$75.00	0.0421	0.0276	0.0116	0.0000	0.0000	0.0000
$80.00	0.0113	0.0036	0.0000	0.0000	0.0000	0.0000

The exact stock price and adjustment date may not be set forth on the table, in which case:

•

if the stock price is between two stock prices on the table or the adjustment date is between two adjustment dates on the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the earlier and later adjustment dates based on a 365-day year, as applicable;

•	if the stock price is in excess of $80.00 per share (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made; and

•	if the stock price is less than $10.26 per share (subject to adjustment in the same manner as the stock price), no increase in the conversion rate will be made.

Notwithstanding the foregoing, in no event will the total number of shares of common stock added to the conversion rate as a result of such fundamental change exceed 20.7211 per $1,000 principal amount of notes, subject to adjustment as set forth under “— Conversion Rate Adjustments.”

Other Offering Information

Trade Date:	February 7, 2008

Settlement Date:	February 12, 2008

Sole Underwriter:	Credit Suisse Securities (USA) LLC

Summary Consolidated Financial Data

The following data includes the accounts of RadiSys and its consolidated subsidiaries and should be read in conjunction with the consolidated financial statements, related notes and other financial information and Management’s Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in the prospectus supplement and the accompanying prospectus.

	As of September 30, 2007
	Actual	As Adjusted(1)
	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,245	$68,713
Short-term investments, net	70,000	70,000
Working capital	142,722	181,190
Total assets	380,524	421,293
Convertible notes and other long-term obligations	100,227	150,227
Total liabilities	161,529	211,529
Total shareholders’ equity	218,995	209,764
Total liabilities and shareholders’ equity	$380,524	$421,293

(1)    Reflects the sale by us of $50.0 million aggregate principal amount of notes, after deducting underwriting discounts and commissions, estimated offering expenses and the cost of the capped call transaction.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes will be approximately $38.5 million (or approximately $42.4 million if the underwriter exercises its over-allotment option in full), after deducting underwriting discounts and commissions, estimated offering expenses and the cost of the capped call transaction that we expect to enter into with the hedge counterparty. If the underwriter exercises its over-allotment option to purchase additional notes, we intend to increase the size of the capped call transaction.

We intend to use the net proceeds from the sale of the notes for general corporate purposes which may include:

•	repurchasing some of our outstanding 2023 convertible notes in the open market or in privately negotiated transactions;

•	reducing or repaying existing or future indebtedness, including, if necessary, repurchasing 2023 convertible notes at the option of the holders on November 15, 2008;

•	acquiring companies, businesses or technologies;

•	working capital; and

•	capital expenditures.

Pending their application, we intend to invest the net proceeds in short term, interest bearing obligations.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, short-term investments and capitalization as of September 30, 2007, on an actual basis and on an as adjusted basis to reflect the completion of our sale of the notes in this offering and the application of the estimated net proceeds therefrom (assuming the underwriter’s option to purchase additional notes is not exercised) as described in “Use of Proceeds.”

You should read this table in conjunction with our historical financial statements as of and for the nine months ended September 30, 2007 included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, which are incorporated by reference into the prospectus supplement.

	As of September 30, 2007
	Actual	As Adjusted
	(In thousands)
Cash and cash equivalents	$30,245	$68,713

Short-term investments, net	$70,000	$70,000

Long-term debt:
1.375% Convertible Senior Notes due 2023(1)	$97,513	$97,513
2.75% Convertible Senior Notes due 2013	—	$50,000

Total long-term debt	97,513	147,513
Shareholders’ equity:
Preferred stock–$.01 par value, 5,664 shares authorized; none issued or outstanding	—	—
Common stock–no par value, 100,000 shares authorized; 22,196 shares issued and outstanding(2)	223,625	214,394
Accumulated deficit	(8,895)	(8,895)
Accumulated other comprehensive income:
Cumulative currency translation adjustments	4,265	4,265
Total shareholders’ equity	$218,995	$209,764

Total capitalization	$316,508	$357,277

(1)	The 2023 convertible notes may be redeemed by us at our option beginning on November 15, 2008 (earlier under certain circumstances) at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest. In addition, on November 15, 2008, November 15, 2013 and November 15, 2018 holders may require us to repurchase the 2023 convertible notes at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. In each case, as the date hereof, the outstanding principal amount would be $100 million.
(2)	The number of shares of common stock outstanding as of September 30, 2007 in the table above does not reflect, as of September 30, 2007:

•

3,349,000 shares of common stock issuable upon exercise of stock options outstanding, with a weighted average exercise price of $16.89 per share, and 253,000 shares issuable upon vesting of restricted stock units outstanding, under our equity incentive plans;

•	3,809,000 additional shares of common stock reserved for future issuance under our equity incentive plans;

•	4,242,681 shares of common stock issuable upon exercise of our outstanding 2023 convertible notes; and

•	shares issuable upon conversion of the notes offered hereby.

The Issuer has filed a registration statement (including a prospectus and prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.